Exhibit (a)(5)(G)
Important Announcement for DataDirect Customers —
Progress Software to Acquire NEON Systems
Dear DataDirect Customer,
We have great news. Progress Software, of which DataDirect Technologies is an operating company, has announced its intent to acquire NEON Systems, the leading provider of enterprise-class mainframe integration solutions. The acquisition is expected to close in the first calendar quarter of 2006. At that time, NEON Systems will become part of DataDirect Technologies, giving you a single source for high-quality data connectivity to mainframe data sources in addition to the major relational databases already provided by DataDirect.
Many large corporations run their most critical business systems on mainframes; however, easy access to mainframe data remains a significant challenge. The acquisition addresses this problem by joining the connectivity expertise of DataDirect with the mainframe expertise of NEON. The newly expanded DataDirect will be able to offer standards-based data connectivity for ODBC, JDBC, and ADO.NET across all platforms, data sources and standards, using one set of APIs. In summary, the acquisition will give you:
•	A single comprehensive source for enterprise-class data connectivity products across all platforms, standards, and data sources

•	High quality data connectivity to mainframe data sources such as DB2, IMS/DB VSAM, Adabas, CICS/TS, IMS/TM, CA-IDMS and Natural, as well as relational databases such as Oracle, DB2, Microsoft SQL Server, Sybase, Informix, and Progress

•	Access to the industry’s top data connectivity experts, paving the way to even more innovation in the future
Your relationship with DataDirect Technologies will not change at all based on this acquisition. The services and support you receive will remain the same, and this change does not require any action by you.
If you have any questions, please feel free to contact your account representative.
Thank you for your continuing business and support.
Sincerely,
/s/ Richard D. Reidy
Richard D. Reidy
President
DataDirect Technologies